Filed by Susquehanna Bancshares, Inc.,

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Susquehanna Bancshares, Inc. (Commission File No. 001-33872)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Presentation by Kelly King, Chief Executive Officer of BB&T Corporation (“BB&T”), to the Officers of Susquehanna Bancshares, Inc. (“Susquehanna”) on Wednesday, November 12, 2014 (the “Presentation”).

•	Transcript of the Presentation.

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

BB&T Corporation Kelly S. King Chairman and Chief Executive Officer November 12, 2014

2
BB&T is…
A values-driven highly profitable growth organization. While we have had a very successful merger history, our primary focus is on organic growth; nonetheless, we are well positioned for strategic opportunities.
Our fundamental strategy is to deliver the best value proposition in our markets.
Recognizing value is a function of quality to price, our focus is on delivering high quality client service resulting in the Perfect Client Experience.
Our over-arching purpose is to achieve our vision and mission, consistent with our values, with the ultimate goal of maximizing shareholder returns.

3
1 Excludes home office deposits
2 Number of branches per state as of November 12, 2014
3 Deposit Market Share data as of  June 30, 2014
4 Includes pending Citi, Bank of Kentucky and Susquehanna branches.
Source: FactSet, FDIC, SNL DataSource
BB&T Corporation
Among the Top 10 Largest U.S. Financial Institutions
3
Completed acquisition from Citibank in June 2014 & announced acquisition from Citibank in September 2014
BB&T
Announced acquisition of The Bank of Kentucky in September 2014
Susquehanna
7
7
NM
3
2
6
5
12
2
3
5
1
5
NM
8
26
of
North Carolina
1
358
$ 25.7 bn
Virginia 361
$ 21.5 bn
Florida 326
$ 15.8 bn
Georgia 161
$ 11.4 bn
Maryland 167
$ 9.6 bn
Pennsylvania
4
172
$ 9.1 bn
South Carolina 114
$ 7.3 bn
123
$ 6.6 bn
113
$ 5.7 bn
81
$ 5.2 bn
Alabama 88
$ 3.4 bn
Tennessee 52
$ 2.5 bn
District of Columbia 13
$ 2.0 bn
28
$ 1.6 bn
Indiana 2
NM
1
NM
Total # of Branches
2,160
State
#
Deposits
3,4
State
Rank
4
Branches
2
Texas
4
Kentucky
4
West Virginia
4
New Jersey
4
Ohio
4

BB&T

GRANDBRIDGE
REAL ESTATE CAPITAL

BB&T
Equipment Finance

Personal service... It's that simple.
SHEFFIELD
Financial
A Division of BB&T

BB&T Investments

BB&T Insurance Services
Global Resources — Client Focused

BB&T Capital Markets

AFCO CAFO
Insurance Premium Finance

REGIONAL
ACCEPTANCE CORPORATION

BB&T Securities

BB&T Retirement and Institutional Services

4 4 23 Banking Regions Local decision-making Centralized support system Foundation for our sales and service culture model … and Diverse Non-Bank Businesses Premier Model for Community Banking…

BB&T Market Coverage (593 Locations)
BB&T Insurance (186)
BB&T Corporate Location (183)
BB&T Scott & Stringfellow (44)
Regional Acceptance Corporation (34)
BB&T Dealer Financial Services (29)
Grandbridge Real Estate Capital (27)
BB&T Securities, LLC (20)
BB&T Capital Markets (20)
BB&T Equipment Finance (18)
AFCO/CAFO/Prime Rate (13)
Sterling Capital (7)
BB&T Commercial Finance (4)
BB&T Governmental Finance (4)
BB&T Data Center (2)
Sheffield Financial (1)
BB&T Corporate Headquarters (1)
BB&T Retail Financial Centers (2,160 Locations*)
Virginia (361)
North Carolina (358)
Florida (326)
Pennsylvania* (172)
Maryland (167)
Georgia (161)
Texas* (123)
South Carolina (114)
Kentucky* (113)
Alabama (88)
West Virginia* (81)
Tennessee (52)
New Jersey* (28)
Washington DC (13)
Indiana (2)
Ohio[4] (1)

5 BB&T Corporation * Includes pending Citi , Bank of Kentucky, and Susquehanna branches

Diversification Drives Revenue and Productivity
**Based on segment revenues, excluding other, treasury and corporate for period ending 9/30/2014
Superior Performance…
BB&T
National
Peers
Largest 4
Banks
Revenue/average assets 10-year average
2004-1H14
…With Less Volatility
Revenue/average assets 10-year standard deviation
2004-1H14
BB&T
National
Peers
Largest 4
Banks
Data per SNL Financial and as of 6/30/2014
National peer group: CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB, ZION
Largest 4 BHCs: BAC, C, JPM, WFC
1 Volatility measured as standard deviation of PPNR/Average Asset ratios
Revenue Diversification by Segment**
0.3%
0.4% 0.4%
Community
Banking 47%
Residential
Mortgage
Banking 9%
Dealer
Financial
Services 7%
Specialized
Lending 7%
Financial
Services
13%
Insurance
Holdings
17%
9
2.2%
1.8%
1.8%
1

8 8
Average Loan Growth vs. Peers: 3Q14 vs. 2Q14
Source: SNL Financial
Link quarter average annualized
10.5%
9.8%
6.7%
5.1%
3.6%
3.0%
1.6%
1.4%
0.8%
0.4%
0.0% 0.0%
0.0%
4.0%
8.0%
12.0%
HBAN USB BBT STI Peer
Average
MTB PNC KEY FITB ZION RF CMA

9 9
Average DDA Growth vs. Peers: 3Q14 vs. 2Q14
Source: SNL Financial
Link quarter average annualized
34.2%
20.8%
18.4%
16.1%
15.9%
14.8%
13.1%
12.6%
9.0%
6.5%
4.0%
-5.2%
-8.0%
0.0%
8.0%
16.0%
24.0%
32.0%
40.0%
KEY CMA HBAN PNC BBT ZION Peer
Average
USB STI FITB RF MTB

10 10
Superior Net Interest Margin
1
Peers include CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB, and ZION
3.66%
4.03%
4.06%
3.91%
3.68%
3.44%
3.26%
3.55%
3.50%
3.45%
3.31%
3.15%
3.15%
3.40%
3.65%
3.90%
4.15%
2009 2010 2011 2012 2013 YTD
9/30/14
BB&T Peers
1

11 11
Delivering All Components of Profitability
Strong Efficiency Ratio Solid Fee Income Ratio
1
Peers include CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB, and ZION
2
Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impacts of FDIC loss share accounting, and other selection items.
Source: SNL and Company Reports
BBT
2
Peers
1
53.9%
55.2%
54.3%
58.5%
59.6%
60.8%
63.4%
63.5%
63.7%
63.4%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
2010 2011 2012 2013 YTD
9/30/14
41.0%
39.7%
42.5%
43.2%
43.8%
37.5%
37.1%
37.7%
38.0%
37.3%
35.0%
37.0%
39.0%
41.0%
43.0%
45.0%
2010 2011 2012 2013 YTD
9/30/14

12 12
Stable Returns Through the Cycle
Return on Risk-Weighted
Assets
4
Return on Average Tangible
Common Equity
1 Peers include: CMA, FITB, HBAN, KEY, PNC, RF, STI, USB, and ZION
2 Peers include: CMA, FITB, HBAN, KEY, MTB, PNC, STI, USB, and ZION
3 Excludes impact of selected unusual items
4     Amounts are calculated using simple average annual RWA balances as quarterly RWA balances have not been restated for these years
Source: SNL and Company Reports
0.00%
0.30%
0.60%
0.90%
1.20%
1.50%
1.80%
2010 2011 2012 2013 YTD
9/30/14
BBT
3
Peers
1
0.67%
1.06%
1.54%
1.63%
1.64%
0.57%
1.00%
1.28%
1.32%
1.25%
0.00%
4.00%
8.00%
12.00%
16.00%
20.00%
2010 2011 2012 2013 YTD
9/30/14
8.73%
12.60%
17.39%
17.49%
15.37%
4.44%
10.34%
13.24% 13.22%
12.15%
BBT
3 Peers
2

13 13
Consistent Long-Term Earnings Power
As originally reported 15-year compound annual growth rate 10.8%
1 Excludes foreclosed property expense, provision for loan and lease losses, and securities gains (losses).
$826
$1,024
$1,086
$1,586
$1,544
$1,888
$2,672
$2,790
$2,892
$3,120
$3,579
$4,123
$3,935
$3,705
$4,276
$3,866
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
$3,500
$4,000
$4,500
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Pre-tax Pre-Credit Earnings
1
($ in millions)

14 14
Capital Strength
1
Basel I Tier 1 Common Ratio Basel I Tier 1 Ratio
BBT
Peers
2
1 Regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements.  Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-
weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class.  In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tier 1 common equity ratio is a non-GAAP measure.  BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios.  BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation.  These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
2 CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB, and ZION
9.0%
9.5%
10.0%
10.5%
11.0%
3Q13 4Q13 1Q14 2Q14 3Q14
9.4%
9.9%
10.2%
10.2%
10.5%
10.3%
10.2%
10.4%
10.4%
10.6%
10.5%
11.0%
11.5%
12.0%
12.5%
3Q13 4Q13 1Q14 2Q14 3Q14
11.3%
11.5%
12.1%
12.1%
12.4%
11.7%
11.5%
11.7%
11.7%
11.9%

15 15
BB&T Leads in Dividend Yield
1
Source: ThomsonOne
As of September 30, 2014
2.6% 2.6%
2.3%
2.3%
2.2%
2.1%
2.1%
2.0%
2.0%
1.6%
0.6%
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
BBT FITB USB MTB PNC STI HBAN RF KEY CMA ZION
1
Dividend Yield of BBT and Peers

16 16
Total Shareholder Returns September 30, 2014
BB&T Peer
Average
S&P
Financials
Index
4 YEAR 10 YEAR
Peer
Average
BB&T
S&P
Financials
Index
15 YEAR
BB&T Peer
Average
S&P
Financials
Index
20 YEAR
BB&T
Peer
Average
S&P
Financials
Index
1
Peers include CMA, FITB, HBAN, KEY, MTB, PNC, RF, STI, USB, and ZION.
Source: Bloomberg
(percent) (percent)
(percent) (percent)
14.5%
13.7%
14.7%
0%
4%
8%
12%
16%
3.2%
-1.4%
0.2%
-2%
-1%
1%
3%
4%
4.6%
1.2%
2.5%
0%
1%
2%
3%
4%
5%
10.2%
7.0%
7.9%
0%
2%
4%
6%
8%
10%
12%
1
1
1
1

BB&T

keynote

Test. Measure. Monitor.
Assure the connected experience.

training TOP 125

17 17
Industry Leading Recognition
BB&T’s website ranked #1 in Overall
Customer Experience in Keynote’s
2013 Competitive study evaluating US
Retail Bank Marketing websites
BB&T was recognized as one of “Forbes Best Banks 2014”
by Forbes
Training Magazine recognized BB&T as one
of the world’s TOP 125 organizations for
excellent training in 2013 - for its 13
th
consecutive year

BB&T

GREENWICH ASSOCIATES
Greenwich Excellence 2013

Industry Leading Client Satisfaction
* From Maritz Research 2013 Retail Client Satisfaction and Loyalty Competitive Survey, represent percentage of “top box” scores, indicating a 9 or 10 rating on a 10-point scale.
Peers include Bank of America, PNC/RBC, Regions, SunTrust and Wells Fargo
Winner of 20 Excellence Awards from Greenwich
Associates; 15 National Awards and 5 Regional
Awards**
Received 103 awards since 2009, more than any other
bank
**  Greenwich Associates 2013 U.S. Middle Market Banking Study and U.S. Small Business Banking Study.
Overall Bank Satisfaction* Overall Branch Satisfaction* Likelihood of Future Use*
19
20% 35% 50% 65%
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1
BB&T
35% 50% 65% 80%
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1
BB&T
20% 35% 50% 65%
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1
BB&T

6
11
83
5
9
86
4
10
86
2
9
89
14
15
71
6
12
82
0%
20%
40%
60%
80%
100%

19 19
BB&T exceeds the industry norm of 59%
1
The Most Engaged Associates
1
Reported in Kenexa’s 2012/2013 WorkTrends Report
Overall, I am very satisfied
working at BB&T.
I rarely consider looking for
a job outside of BB&T.
I am proud to work for
BB&T.
I would recommend BB&T
as an employer.
I am motivated to put forth
extra effort in my job.
Associate Engagement
BB&T Enterprise Wide Associate Engagement
Unfavorable Neutral Favorable

20 20
2014 Key Strategic Objectives
Deliver the BB&T Value Promise thereby creating the Perfect Client
Experience
Ensure a strong associate value proposition
Accelerate revenue growth in a very competitive environment
Continue the development of the risk management culture throughout the organization to position the bank to take advantage of opportunities
Optimize cost structure by reconceptualizing and enhancing the effectiveness of our businesses
Become the Best Large Financial Institution in the New World

Everything else is strategic or tactical and will be adapted to accomplish our ultimate goal of maximizing shareholder returns 3 Non-negotiables at BB&T 27

BB&T

Our ultimate purpose is to create superior, long-term economic rewards to our owners (shareholders)

Our Purpose 28

Our Passion 29 BB&T Vision

Our Mission
Helping our
CLIENTS
CLIENTS achieve economic success
and financial security;
Creating a place where our
ASSOCIATES
ASSOCIATES can
learn, grow and be fulfilled in their work;
Making the
COMMUNITIES
COMMUNITIES in which we work
better places to be; and thereby:
Optimizing the long-term return to our
SHAREHOLDERS
SHAREHOLDERS,
while providing a safe and
sound investment.
30

HAPPINESS
SELF-ESTEEM
PRIDE
SUCCESS
PRODUCTIVITY
TEAMWORK
JUSTICE
JUDGMENT
REALITY
REASON
INDEPENDENT THINKING
CHARACTER
HONESTY
INTEGRITY

Values Are Consistent and Important 26 31

BB&T

Make It Happen!

"If It Is To Be, It's Up To ME"

SUSQUEHANNA BANCSHARES, INC.

11-14-14/11:00 am CT

Confirmation # 5310962

SUSQUEHANNA BANCSHARES, INC.

November 14, 2014

11:00 am CT

Kelly King:	Good evening everybody, thanks for coming out. As (Bill) said, we recognize that many of you travelled a long way to be here on short notice and we apologize for the short notice. It’s just the nature of these kinds of transactions; you kind of can’t say anything until the last minute and then you want to say everything to everybody and it’s just really hard to do logistically. But thank you for coming out and hopefully through the video of tonight’s presentation we’ll be able to share these comments with everybody in the company.

Before I get started in my comments, I did want to introduce a number of members of our executive management team that came up today. Ordinarily on these meetings I come by myself, but our group was so excited, (Bill), about this that several of them wanted to hop on the plane and come. So I wanted to introduce those particularly in case you all want to have a chance to speak with them before the night is over. Daryl Bible is here. He’s our Chief Financial Officer. Donna Goodrich is in charge of deposits and operations. ((inaudible)) (Williams) is in charge of marketing and public relations. Ricky Brown is the president of the bank and runs our community banking operation. And Clarke Starnes is over here; he’s our Chief Risk Officer. Did I miss any of the team?

So we have several other members of the executive team back home that couldn’t make it, but everybody sends to you their excitement and congratulations and best wishes as we work

SUSQUEHANNA BANCSHARES, INC.

11-14-14/11:00 am CT

Confirmation # 5310962

together to make this the most successful combination in the history of banking. So as (Bill) said, what I’m going to try to do in a relatively short period of time — because I know you probably got a long way to go back, too — I want to talk to you about you. Then I’m going to give you a short presentation about us and then we’re going to spend time answering your questions as best we can.

If we know the answer, we will be very transparent and very honest. There’s nothing that we know that we will not share with you. You’ll find that about our organization. We’re very, very open. If we don’t know the answer to the question, we’ll figure out the answer and let you know. So I hope you’ll be thinking about any questions that you want to ask.

We are very, very excited about this combination. Susquehanna is a fantastic institution. I think I read somewhere, (Bill), that your roots go back in the early stages like 200 years. It was just an incredible organization. And certainly has served this area extremely well for a long, long time. You are a company with a great legacy, a great heritage. You do a great job in serving the needs of your clients every day through the community banking approach just like we do. You have a real focus on making this a good place for your associates to be involved and be happy and enjoy their work. Very, very much like.

So when you read the mission statement and the value statement of Susquehanna it’s just like reading BB&Ts. And so the more you get to know about us tonight and later the more you’ll see why when (Bill) and I talked we thought it was a natural combination and then we were very blessed that the board totally agreed. And so we’re going to work really hard to make this an outstanding combination and one that is good for everybody as best we possibly can.

I’ve learned in being involved in these over the years that, you know, I can do a slide presentation, but until I deal with some of the obvious questions about how this is going to

SUSQUEHANNA BANCSHARES, INC.

11-14-14/11:00 am CT

Confirmation # 5310962

affect you, you’re probably not going to pay too much attention to the slides. So I want to try to address as straight up as I can, you know, how this is going to impact you. So the easy part first.

So with regard to all of our client facing associates — our direct revenue producing associates — out in the branches and in mortgage lending and various functions that deal directly with the clients, then you have a job. We need every one of you with the company. We recognize that when you combine companies that the organization - we have a nice name and I love the name Susquehanna but it’s not about Susquehanna and it’s not about (Bill Reuter). It’s about you and your relationship with the clients. We get that.

And so you’ll find at BB&T and you’ll find tonight we really care about you and your success and your happiness. And we know that if you’re successful and you’re happy you’ll take care of the clients and they’ll be successful and they’ll be happy and they’ll do more business with us and ultimately the shareholder wins. And so it’s really good for everybody. And so for all of our client facing people, you have a job.

I’m also pleased to announce tonight that we are going to have a client contact call center here in this market. You have a really good call center here. As I understand part of it’s in Lancaster and part of it’s in Blue Ball. We don’t know exactly which place or whether it’ll be both places and all that. We got a lot to figure out. But Donna and her team are going to be working on the mechanics of that. But we would like to say to all of our call center operators that deal directly with the clients that you have a job.

And so don’t go back tomorrow morning and worry about whether you have a job or not. You have a job and we want you to take care of the clients because tomorrow morning — just like during the course of the day — these early interactions we have with our clients are going to dramatically impact the success of this merger. And so we want — when the clients come up

SUSQUEHANNA BANCSHARES, INC.

11-14-14/11:00 am CT

Confirmation # 5310962

to you and ask you how’s it going and what’s going to happen to you - which is all they really care about — if you’re okay, then they’re okay. We hope you will with confidence and with excitement say that this is going to be a good merger and that you’re going to be here and you’re going to continue to take care of them.

Now, with regard to the rest of the folks — and I do recognize there are quite a number of folks that are in, you know, home office support functions, staff functions, you know, from accounting to IT to, you know, human resources and on and on — it gets to be more challenging. I cannot stand here tonight and say to you that all of you have a job. I wish I could. But I cannot.

One of the challenges in a merger like this is, you know, (Bill) — and I have — a responsibility to provide a good return to the shareholders who do own the company. And so as a part of a combination like this, in order to pay the premium that we were able to pay for the shareholders, it does require a substantial amount of reductions in expenses. And you would know that. You all have done a lot of mergers over the years and you know I suspect rather well how that works.

And so I cannot guarantee jobs for the non-direct client facing people. But what I can tell you is the way we approach it. I will tell you that you have my full absolute commitment, attention, and pledge to do the best that I can for every one of you to try to make this as comfortable and as pleasant of an experience as possible. My hope is that as many of you as we can possibly figure out will stay with BB&T. You are top performing individuals or you wouldn’t be here.

And so how do we get from the fact that I can’t guarantee you a job to I would really like for you to be with BB&T? So what we do is we start immediately back in our staff functions that are spread all around North Carolina and some other places - we start immediately effectively

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a hiring freeze with all of those functions. So if Daryl has people in his Chief Financial Office — accounting folks, financial managers, etcetera — and if someone leaves the bank tomorrow, we’re going to say before you can go outside and hire somebody else, we’re going to see what candidates there are at Susquehanna that might be a candidate for that job.

So if you are an associate that is mobile, then the odds I would say are pretty good that we will be able to offer you a job at BB&T. We have about 35,000 associates before this combination and we have a really good low turnover rate, but it’s still about 10%. So we’ll have well over 3,000 people leave our company in the course of a year and it’ll take us probably nine months to get this deal done. We think this’ll probably close in the third quarter of next year. So, you know, again if you’re mobile, the odds are pretty good.

So we’ll start that process immediately. Now, (Bill) would say you can’t take (Joe), you can’t take (Mary) yet because I got to run this bank and we’ll figure out how to bridge those gaps and so forth. But the earlier we can determine — and you’ll be surprised - I’ve been surprised over the years — you know, just how many people — when they find out that BB&T operates, you know, all up and down the East Coast, all the way down through the Keys, all the way out to Kentucky and West Virginia and down through Alabama and now we have a big operation in Texas — you’ll be surprised how many people will say, “Well, my parents moved to Texas or my parents live in Palm Beach, Florida and I’d love to go work down there.” And so we’ll get a lot of people who will raise their hand and say, “I’d like to do that.” That’s a wonderful way that a lot of people stay with the company.

We’ll find a lot of people who will say, “Well, you know, I used to do this job in the branches, I’ve been doing this job for the last several years but I’d love to go back in the branches. I might need a little refresher course in training.” We’ll be really committed to give you training to get you up to speed, you go back into the branch system if that’s something you’d like to do. We’ll have some who have never worked in the branches, never been a lender — for

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example — and might be in the financial area might say, “I’d like to be a lender.” And we’ll train you up to go be a lender. And so we’ll spend money and we’ll spend time trying to help you find a home in BB&T if you are willing to make that kind of commitment.

Now, we can’t make you do that. All we can do is offer, you know, those types of opportunities. So jobs in Charlotte, North Carolina; ((inaudible)), North Carolina; Raleigh, North Carolina; Wilson, North Carolina - most of our staff jobs are in North Carolina. So - but we have lots and lots of those kinds of opportunities in those areas that we’ll make you aware of all that. So early on we’ll be working with (Bill) and his team asking you to give us information about, you know, what your background is, what your work skills are, and what your interests are and what you’d be willing to do. And then we’ll start working with our people trying to match you up with opportunities.

So some will be matched up and moved outside into other areas if you’re mobile. Some will be moved into other jobs in this area that we have that you used to have and you freshen up. Some will be offered jobs here that you’ve never done but we’ll train you up for it. And that’ll offer jobs for a lot of people. There may be other functions — corporate, home office style functions — that we will end up with in this market. At this time, I just do not know.

The other thing we’ll start immediately is challenging our home office people to look at all of the functions that you all have here, look at that same function in wherever it’s located in our system, see if it makes sense to have that function or some part of that function located in this market. Some of that’ll happen I feel fairly sure, but I cannot guarantee it. We just don’t know enough at this point to be able to know what makes sense.

I will tell you, though — and again, transparency and honesty — we’re not going to come up here and just make jobs just to provide jobs that don’t make sense. You wouldn’t want us to do that, it wouldn’t be a productive, fruitful job for you, and it wouldn’t be good for the

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shareholders. And we’re just not going to play games like that. That’s just not a good thing for anybody. But on the other hand — as large as we are and as diverse as we are — I would not be surprised at all if we found other functions that need to be here because certain functions — as you know — need to be relatively close to the clients rather than several states away. And so we’ll just have to work on that hope that you’ll bear with us. We’ll do that as quickly as we can and we’ll keep you posted in terms of what those kinds of opportunities are.

Now, in the final analysis, if none of that works and someone does end up leaving the company, there will be a generous severance package that will be made available to you. And we’ll give you details on that soon. But I’ve looked at it and, you know, our severance package is very similar to the Susquehanna severance package; it’s a very generous package and I think you’d feel good about that, if you end up having to leave. No severance package is good, right, because that means you’re job is interrupted. But it’s good, given that you end up needing to make a job change.

So that’s kind of the process that we’ll be going through over the next several weeks and months. We’ll try to get that done as quickly as we can and we are very happy for you to raise questions earlier than before we get back to you. So if you have a situation where, you know, something is going on and you need to make a decision about your family and it’s a relocation opportunity just turned out to be great for your family, come to your management at Susquehanna, don’t come directly to us. Come to your management and they’ll make us aware and when we can we’ll try to work out things.

Sometimes we’ll work out things where you’ll go ahead and move over to BB&T before the merger’s done. We can’t do a lot of that, because your job tomorrow morning is to run Susquehanna in the fine fashion you’re running it today, of course. And - but still the associates come first. We just took care of the shareholders. Now we’re going to take care of you. You come first from (Bill)’s and my point of view in terms of how to try to make this a successful outcome for as many people as we possibly can.

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So that’s a bit about the process. Now just a word about the benefits and we will set up soon a series of meetings for you to have our folks come and explain all the intricacies of our benefit program. I have looked at it, though, in the general way and I can tell you I think you’ll be very pleased with our benefit program. There are some differences, so I don’t want to get tied real tight now in terms of trying to explain this in general, but I just want you to know that it is good. We try to have a very, very good — frankly — benefit program for our associates.

And the reason is — as I described earlier — we believe that if you come to work and you’re fulfilled and you’re excited and you’re satisfied about work and you’re not concerned about your benefits and your job, then you can be really focused on helping our clients be successful and they’ll do more business with us and shareholder will be happy and everybody wins. So we err on the side of trying to make it as positive for our associates as we can justify. So for that reason we’re one of the few companies in the world today of all types — banking and other types — that has a fully defined, fully paid for pension plan for all of our associates.

In addition to that we have a 6% on 6% 401k match program. Now most companies that cut out a pension, they might have a 401k program, but they don’t have both. And if they do have a 401k it’s not a 6-on-6, and I think yours is not a 6-on-6. So I think when you look at all that together, you’ll find that it’s attractive.

We have a really good health program. We have really good benefit programs, like we have a wellness program that’s really, really good, so that, you know, if you kind of work on taking care of yourself and, you know, staying on good exercise programs and those kinds of things, you can get your insurance premium down.

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And we’ve done a lot over the years to try to find ways to help our associates be more engaged, and also give them the reward from that in terms of lower benefit cost. So you’ll hear a lot about that soon, but for right now just trust me, if you will. I think you’ll be pleased with the overall benefit program.

You’ll be excited, I think, over time. You’ll find that we’re very, very committed to education for our associates. We have what’s called BB&T University in Winston-Salem, North Carolina, which is where our headquarters is. And you’ll find that we do a lot of training, a lot of education, inside the bank and outside the bank.

We really believe in growing and learning throughout our entire lives, and so we’ll be encouraging you to learn more, not less, because we want you to be the most qualified banker in the marketplace.

And frankly, we want you to be one of the most fulfilled people in the marketplace, by virtue of growing yourself and having a sense of self-esteem in how you have grown and developed your skill set and your knowledge set, in a very ever-changing and volatile world.

So that’s just a little bit about the overall What About You? Much more to come, but I wanted to address that as much as I could straight up. I’ll answer questions in just a moment to or about that.

But right now, let me turn quickly to a brief slide presentation that hopefully you will be able to see on one of the two screens over there. Basically you’ll find about BB&T that, you know, we’re an old company. We’re 142 years old. We started in Wilson, North Carolina.

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People ask us, what is BB&T? It stands for Branch Banking & Trust Company. And branch doesn’t come from because we have branches. It comes from because the man who started the bank was named Alpheus Branch, and it started out Branch’s Bank. And then it was called Branch’s Bank & Trust. Then it got BB&T.

But we’re focused on being a growth organization, a very profitable organization. We do a lot of primary focus on organic growth. But we’ve done a lot of mergers over the years, and we think that’s a natural, good combination of organic growth and merger growth as well.

Our fundamental strategy is to provide the best value proposition in the marketplace. We believe value is a function of quality relative to price. We try to have not necessarily the cheapest price; we try to have the best quality. People understand that quality matters, and we try always — and I’ll just show you a slide in a minute or two — we do provide, in most of our places, the best value proposition in the marketplace.

Now ultimately we’re trying to optimize the long-term return to our shareholders. And we’ve done that over a long-term period of time. I’ll show you a slide on that. We take that responsibility very seriously. Most of our shareholders are clients and live in our communities, and we take our responsibility of serving them and providing for them very, very seriously.

This is just a map of the areas that we are in. I’ve tried to quickly kind of pro forma a little bit the combination there. We try to be in the top five in market share in all the places that we do business in. One of the great things about this combination is that it moves us from Number 7 to Number 5 in Maryland, which is really, really good.

You’re already — and combined with us — number five in total in all the markets that we serve in the Susquehanna markets. And so that’s really, really good. So we’re basically in the Top 5 in all of those markets, as you can see, with just a couple of exceptions.

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We are not top five in Texas. We’ve got a long way to go in Texas. We started in Texas in 2009. When we started, we were 53rd in market share, so we had a long way to go. But we’ve done some growth organically there. Several months ago we acquired a group of branches from Citibank. We’re in the process now of acquiring some other branches from Citibank.

The combination of all of that together moves us up to number 13 in Texas. So we’ve gone from 53 to 13 in five years, so we’re making good progress. Texas is a big state — 26 million people, and offers a lot of potential for us.

So we operate our community banking concept just as you do. We have 23 banking regions today. Each one of those regions is designed to be not a legal entity — doesn’t have its own computers and general ledger and all that kind of stuff. But we want our community banking regions to be really like community banks in the community.

We expect 95-plus percent of the decisions that are made in the community to be made in the community. So we like to have really knowledgeable, well-trained people who have authority, so they can make the right decisions.

Because what we believe is that the best way to win the hearts of your clients is to be really responsive. And the way you’re really responsive is to have really well-trained people who have the appropriate level of authority to be able to make decisions.

We understand you can’t sit in Winston-Salem, North Carolina and make decisions in Lancaster, Pennsylvania. It does not work. So we get that, and you’ll find that our model focuses on that.

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So with the recently announced merger that we’ll be doing in the greater Cincinnati, Ohio area, that moves us from - it’s there in northern Kentucky and a little bit in Cincinnati; it’s kind of the (MSA) there.

That moves us from number four to number two in Kentucky, so that’s a big merger for us in terms of market share. It’s actually a pretty small merger. It’s about $1.8 billion. But it gives us a real toehold in Cincinnati, so we’re creating a new region there. That takes us to 24.

And then we’re creating, as a part of this, three new regions in Pennsylvania, and covering New Jersey. We don’t have the exact details of that worked out yet in terms of exactly where there’ll be headquartered. That’ll be worked on very, very shortly.

But the three new regions in your territory, and the Baltimore region, which is an overlap for us - you have a big operation in Baltimore; we do as well. So there’ll be four regions in what you would call the Susquehanna marketplace. All four of those regions will be led by Susquehanna people.

And so we expect that those presidents will run those operations for us. And frankly, as I said earlier, we just don’t expect much - hopefully no change in the branches out in the ((inaudible)) regions.

And the configuration might change a little bit in terms of, you know, where they’re headquartered and how you define the regions. We’ve got to work on that. But the main point is that Susquehanna leadership will be leading. And hopefully that will make everybody feel confident in terms of the way we’ll operate.

So we’ll end up with 27 regions, and that’s a really good number. And as you can see from the map, it kind of covers all along that mid-Atlantic/southeast area, and kind of skipping over to Texas. So we’re very excited about that. We’re the tenth largest US bank, just like you’re the 38th largest US bank. And combined, we are a formidable force in the banking business.

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Now we have some very strong non-banking, non-lending businesses out there. You know, most of our revenue still comes in the client lending and deposit business, kind of what we call spread banking.

But we’ve, over the years, been trying to have a lot of diversification. In order to do that, we built up a number of businesses that are kind of different little businesses. So for example, AFCO CAFO is a business of ours that does insurance premium financing. We’re like number two or three in all of the United States and Canada in that business.

Bainbridge is our commercial mortgage operation. It’s a national business in commercial mortgage financing. (Regional Acceptance) is a separate auto business for us. It’s national in scope. Our (Direct Auto) businesses cover areas way outside of our footprint.

We have a little business called (Sheffield) that is national in scope, that finances lawn tractors and jet mobiles and ski mobiles and those kinds of things — small ticket items. Really good business all around the country.

So the way to think about us is — and combined is the same — that the basic commercial banking, retail banking, spread banking is in the mid-Atlantic, southeast, swinging around to Texas. But these other businesses like corporate banking and these others I mentioned are national in scope.

We either have today or will have corporate bankers on the ground, living and working in all the major cities in the country. And so whatever large city there is, we’re going to be there, and that’ll be part of our national corporate banking strategy.

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So again, the underlying theme is diversification, so that we have less volatility in earnings. That’s why, when we came through the last recession, we were only one of two or three large banks in the country that did not lose money a single quarter throughout the entire crisis. So that was an incredible feat, one we’re very, very proud of. And we think we’ll be able to survive equally well in the future.

So just a few metrics here. I’m not going to bore you with a lot of this, but I’m going to show you just a sense of how we’re doing in the current period. This is long growth. You can see there, we’re in the burgundy. The peer average is in the kind of yellow.

You can see we’re above the peer average, but we don’t have the strongest loan growth. And the reason for that is we are a relatively conservative lender. We are much larger than you are, so we can make much larger loans. And we make a wide range of loans, but we don’t make really too risky loans. We like to be conservative. That’s how we got to be here 142 years. That’s how we’ll be here another 142-plus.

So some of these banks over there that have the highest growth rates, we know are taking way too much risk. And we’re just not going to go there. We’d rather have really good long-term profitable loan growth, than fast loan growth in the short term that turns into high loan losses in the downside. So feel good about our loan growth.

(DDA) growth is above average also. A couple over there on the left, there’s some merger activity involved in that, which is kind of driving that up. But overall the positive growth in the (DDA) area’s been very, very strong for a number of years now, and we would expect it to be very strong as we go forward.

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The net interest margin, as you know, is the spread between what we borrow at and what we lend at. You can see a couple things from this graph. Number 1 is that ours is substantially higher than the peers. But you can see that we and the peers are coming down.

You see ours went way up there in 2010 and 2011. Just like you, when we did some mergers, we got some what’s called purchase accounting, so accretion of income, that comes in through the net interest margin. We did a really big acquisition in 2009 of an FDIC-assisted deal. It was a $25 billion that was operating in Florida and Alabama, and this got us our foothold in Texas.

So a lot of those loans are just kind of paying off, which is why that slope is a little bit different element. But we’ve always had a better net interest margin than our peers, and we think we will have going forward.

On the left is the efficiency ratio. That’s the ration of your expenses to revenue. You want it to be as low as possible. Over the years we’ve been an efficiency-advantaged company, just like you have.

But similar to you also, we’ve seen in the last couple of years our efficiency ratio has gone up. You can see there in 2012 and ‘13 it went up from like 50 - you know, mid-50s, 55, 56, up to about 59. We’re now entering into a period where we think it will be coming back down.

We’ve had to make a lot of investments just like you’ve been making, in new systems and processes and general ledgers and new commercial loan systems, and a lot of that stuff to comply with the new post-Dodd-Frank CCAR stress test. You’ve all heard those terms.

The good news is we’ve been working really hard at it for a couple of years. We’ve made a lot of those investments. One of the big advantages of this combination is you won’t have to make those investments in the future. We’ve already made them. So that’s a lot of what creates the synergies in this combination.

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On the right is the fee income ratio. This is the ratio of fee income to your total revenue. You can see we have a very strong fee income ratio there that continues to build. That’s because our folks are doing a really good job in terms of selling fee services, you know, all the way from deposit services — the service charges and that kind of thing — all the way up through wealth management services.

And we have a really, really big insurance business. You have a really nice insurance business as well, and combined with ours it’s going to be really dynamite, because we’re the fifth largest insurance brokerage operation in the country, sixth largest in the world. And we do a lot of business in the insurance area.

We do all types of wholesale, retail, property and casualty, life, benefit services. Whatever it is, we do it. And one of the main things that’s been driving the fee income ratio up is because that business has really been growing fast for us.

And that’s a really good business to grow fast, because it doesn’t correlate with credit losses. So, you know, all of our lending businesses, when the economy gets tough, the credit losses go up and your profit goes down.

Insurance doesn’t correlate with that. Insurance correlates with things like hurricanes and tornadoes. Fortunately, they don’t correlate with bad losses in apartment buildings and those kinds of things. So we like that disconnect, and the fact that it’s non-correlative with regard to the lending business.

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So great fee income business. Working together we’ll have an even better ratio, because you already have really good businesses, and we’ll just be able to add some more capacity and make it even better.

In terms of returns, we look at return on risk-weighted assets, where you’ll see our return is substantially better than our peers. Return on average (tied to a) common equity is also substantially better than our peers.

If you had looked at this going back through like 2009 and 2010, what you would have found is of our peers, the average of the peers during 2008, 2009, first part of ‘10, went into the loss. So if you looked at their returns, theirs would have been negative. Ours would have been positive. Ours came down, but it never turned negative.

Our peer average came way down and went way into the negative because they took a lot more credit risks, had a lot more credit losses, and it drove them into that kind of deep, volatile losses which we don’t like. So this is the kind of long-term trend you’d expect to see with BB&T in terms of returns.

In terms of what we call pre-tax, pre-credit earnings or earning power, this is kind of a measure of kind of the operating income of the bank. It takes out the variation of credit, you know, provisioning that goes up and down a lot, to kid of see how the rest of the bank’s running.

And you can see there for a 20-year period of time we’ve had a compound 10.8 % rate of return over that period of time, which is really good given the fact the last six/seven years have been recessionary or close to recessionary. So, you know, joining our company is very profitable. It has a history of being very profitable, and I believe will continue to be very profitable in the future.

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Based on capital we went into the recession with strong capital, we didn’t have to go out and raise capital to shore up long losses like many of our peers did. And so, we built our capital through the entire process. And so, you can expect to see us maintain very strong capital as we go forward. We always believe in having a very strong dividend. We paid a cash dividend since 1903.

When the recession hit in 2009 and, you know, everybody cut out their dividends, most all of our peers either cut it out entirely or cut to a nickel or a penny. We had to reduce our also, but reduced it 15 cents. Now, we’ve grown it back up to 24 cents and have expectations of growing it up more as we continue down the road.

So, very strong, you can see the highs of our dividend peers there, which makes our ((inaudible)) very happy. If you look at the total shareholder return for shareholders, this is a combination of share price increase and dividends. You can see for the last four years or so, we’ve been kind of peer-ish there in terms of total return. But you go out 10, 15, 20 years, you’ll see that our returns are substantially better than our peers, substantially better than the S&P 500 Financial Index.

That’s again because we don’t have as much risk built in, as much volatility built in, and so we have, excuse me, steadier long-term, stable returns. This is ultimately what we’re all looking for for our shareholders because, of course since the shareholders own the company we want them to be happy, and this is a really good, happy, long-term graph that we’re able to produce to them.

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I will tell you though that our industry is really challenged. The fact is even though we’ve done really well relative to our peers, and all banks in the country over the last ten years, the total bank returns over the last ten years is about flat to a little inferior to the entire S&P 500. Banks for the last ten years have not done well for that whole ten-year period.

The first four years of that ten-year period we did really well, and then the last six year as you know have been really, really tough. So, one of the great advantages of a combination like this for you and for us is it makes us more efficient. It makes us more profitable, and it’ll help generate better returns for our shareholders, which the entire industry is going to have to face.

And over time if you don’t generate a better return than the S&P 500, then obviously people are taking money out of bank stocks and put it in other stocks, and that won’t be good for us. It won’t be good for the industry. So, this is a really important move for being BB&T, a very important move for you, excuse me, in order to provide good, long-term returns to our shareholders.

So I mentioned that we have good value propositions, very good quality service. (Bill) mentioned one of these Forbes best banks in 2014, we are typically in that about every year. Up at the top there you’ll see that Keynote Magazine ranked us number one in overall customer experience for our Web site, for our online banking. That’s really important today because digitized banking as you know is moving with blinding speed.

And so the fact that we get that kind of recognition for our digitized electronic banking is a really, really satisfying thing to see. On the bottom ((inaudible)), Training Magazine ranks the top 125 companies in training and education for companies of all types, very please that BB&T has been one of the top 125 in the entire country for 13 years in a row.

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So that’s something we’re very proud of. It’s something that you can expect us to continue to focus on in the future. At the top I’m sure you can’t see all of these numbers, but this is information, feedback we get from Merits who does our outside, independent client feedback surveys. They go to our clients anonymously to get feedback on us and our peers.

And you can see that we have substantially better satisfaction from our clients in terms of overall bank satisfaction, branch satisfaction and likelihood for future use. That’s really important measure in terms of a job in retail banking. In the bottom there is Greenwich. They do surveys for us and other competitors about how we’re doing at small business and commercial and middle market banking.

And we do extremely well there. We’ve got 20 national and regional awards last year. Over the last five years we’ve gotten 103 awards, more than any other bank in the peer group, so we do a really good job in commercial, retail, mortgage. We just had four years in a row where our mortgage group was recognized by JD Power as best in mortgage servicing. I don’t say that in a braggadocios way, I just say that to let you know you’re joining a company that really does focus and value client service quality very, very highly.

And to say that’s recognition of our associates’ performance. The only thing we do in the executive team I promise you this is about our associates taking care of our clients, same thing I’m sure with you. And you’ll see that very consistently as we go forward. We also do an associate engagement survey. I call this the most important scorecard for management.

This is where we go to all of our associates and ask them to anonymously give us feedback about how we’re doing. And we have thousands and thousands of our associates that respond on this. We don’t have the ‘14 feedback. It’s being done, right now just the ’13. And you’ll see that 83 % of our associates are really engaged. That’s a really good number.

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The industry average for that is about 59, so 83 is way up. It’s a solid A plus. The yellow there, the people that are really kind of un-engaged, the kind of grayish are the ones that are kind of neutral. I really focus on a question that we asked, and that is, are you proud to work for BB&T? 89% said they’re really, really proud, some said they were neutral, only two said they were negative.

Now, I’m not going to retire to the day that I get 100% of all of our associates saying they are really excited and proud to be a part of this company. Because frankly, there are two reasons, number one, if you’re really not proud to be a part of the company that you’re working for, you’re probably really not doing the best job you can do in terms of helping out those clients be successful.

And the other thing is because life ((inaudible)) is very, very short. And if you’re working for a company that you’re not proud to be a part of, you ought to work somewhere else. You know, because we all spend a large portion of our waking lives at work, and it’s a shame for people to spend that much time of their lives doing something they’re not really proud of.

So, we work really hard to help our folks connect the dots, things like (Bill) talked about our lighthouse project, where we’re out there helping communities be better places because of our associates getting involved. Just to give you one example of what that is, in 2009 right in the middle of the great recession, you know, we were traveling around and recognized how much our communities were suffering.

Our states were doing fine, you know, because they had job security and good benefits and all of that. But I’d go to breakfast meetings and talk to tellers and secretaries and people and operations and hear sad stories about somebody’s brother just lost a house, their sister just lost a job, and just on, and on, and on. And we came back and said we’ve got to do something to try to help.

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So we created the lighthouse programs. It’s been going on now for six years, where every year we allocate $100 for every associate. We encourage them to get on teams. Nobody’s required; it’s a voluntary thing. It’s like 20 people get together on a team. They’ve got a couple thousand dollars. The only rule of the program is you have to help your community, but you can’t just go write a check to an organization.

You have to be involved in doing work at the community or the organization you choose, bank paid time off, so on the bank’s time you get to go out and work in the community. Like this past year our executive team with our assistant state hours, we worked at a new home. This is going to be a transition home for homeless women with children, women that have been abused. It’s also going to be a transition home for young adults with autism.

And so we spent the whole day there. Part of our team painted. Part of our team did mulch work and planted plants. (Rick) and I were on the team, ((inaudible)). We had to tear up old boards put down new boards. So we worked the whole day. We were dirty and we were ugly and we were tired. But I tell you what our hearts felt better because we were out there helping people that needed to be helped have a little bit better life.

And so, over the course of the last five years, we’ve done over 6500 projects, and we’ve touched about 10 million people in our workplaces that were otherwise social and economically deprived. And so we like helping the community for two reasons, morally we think it’s right. The community has served us for over 142 years and we can afford to give back. And we’re going to do that.

And the other thing, it just makes good business sense because, you know, a lot of people don’t realize banking is nothing more or less than a kind of summation of the communities assets and liabilities. So if you come into, you know, into Lancaster and add up the assets and liabilities in the community, that’s the banking system.

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So naturally we want the communities to do well, and it makes sense to invest in the communities so that they can grow and prosper. So all of that together we hope will cause our associates to be engaged. It has in the past. We hope it will and believe it will in the future. Every year we share with all of our associates our five key, strategic objectives. Sometimes it’s five, sometimes it’s six, and sometimes it’s four.

But these are the primary picture areas that we’re working on. This year for example the number one, as you would expect is to provide the best value proposition. We call it the perfect client experience. We do that by making sure we have a stronger safety value proposition. We know that as leaders our primary job is to try to make the workplace a good place to come and work for our teammates.

I’d like to think when things are working really great, when our teammates are coming to work, they’re excited, they’re whistling, they’re dancing, they can’t wait to get to work, they hate to go home at night, they couldn’t leave their work and they’re excited to come back the next day. That’s what really engaged situations are about. And that’s what we, as leaders have to make possible.

We need to really work on hard on growing revenue in a tough environment. You all have had challenges in terms of growing loans. Over the last several years, we have as well particularly at a descent quality and descent price. It’s a slow economy. It’s getting a little better. But it’s going to be a challenge for a while, so we need to all focus on growing revenue in every part of our businesses.

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We’ve made, as I said, a lot of investments in this management systems and processes. For example, right now we’re in the middle of putting in a new general ledger system. I thought it was a good deal to really determine whether we could put in a new general ledger system only because $350 million. That’s the kind of system though you have to have in today’s post (die) frank world to be in compliance the various requirements of the regulators.

So, we’ve been doing a lot of ledger staffing and we’ll continue to do that. And then finally, we want to make sure that we are constantly focusing on managing our expenses. But the way we approach that is not a top down like you’ve got to cut 5% or you’ve got to cut 10%, what we rather say is we’ve got expense challenges. We need to control our expenses. We challenge you to re-conceptual your measures.

You can’t come to a manager and say, you know, keep doing exactly what you’ve been doing yesterday. Keep doing the same thing tomorrow because it just doesn’t work. So the challenge is re-conceptualize, try to figure out how to do better, but very, very much support creativity. We believe that the best way to do things or create about a person to do anything, not us.

And so, you’ll find us constantly challenge you to re-create, re-conceptualize your businesses, and that’s how we approach trying to manage the expenses into companies. Now, just a minute or two about our culture and we’ll go to Q&A. We believe culture is most important reason BB&T have been successful for 142 years, and will be for decades and decades in the future.

There are only three things in our company that are non-negotiable and that’s our vision, our mission and our values. Everything else is negotiable. They’re all strategies and tactics, so how many branches you have, what kind of community banking model you have, how many products or services you have, have strategies and tactics. They change all the time.

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You don’t want to ever get hung up on strategies and tactics. It’ll make you a miserable person. Because you created a strategy and it goes away and it makes you sad. You don’t want to get hung up on that. You want to get hung up on the important things, which are what are you long-term trying to create as a vision? How are you going to do it? Kind of what is your mission? And what are the core values that you hold to be true in your organization?

So we know what our purpose is to optimize the long-term return to our shareholders, but that’s not what we get passionate and excited about at BB&T. We get excited about the commotion of creating the best financial institution possible, the best of the best. Now, I know that’s a lofty goal, but somebody’s going to be the best, and we think it’s going to be us.

But here’s the thing I like about this vision, because it says the very best possible, that means every one of our 35,000 associates now plus you, everyone of us has to be the best we can be, supporting every client, everyday, supporting our fellow associates in any way we can all day, every day. If all 35,000 plus 1000 associates do it except you don’t, then we did not accomplish our vision.

So what that means is it’s not a (Kelly King) vision. It’s not an executive management vision. It’s an everybody vision. We all get to own the responsibility of achieving this vision over time. So it makes it exciting I hope. It is for me. And it will be I hope for you. We do that by helping our clients achieve economic success and financial security.

We’re real serious about that. We wake up in the morning trying to figure out how to help our clients be more successful. Most of the big banks get up in the morning trying to figure out how to make more money. Most of the big banks get up in the morning trying to sell products and services. We get up in the morning and try to understand the client’s needs, trying to help them be successful.

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We try to focus on creating a place where our associates can learn and grow and be fulfilled in their work. That’s why I talk about benefits. I talk about education and training. We want this to be a place where people genuinely are excited to be a part of this place we call BB&T. We really are serious about this community thing. That’s the lighthouse project, it’s the United Way, it’s the March of Dimes. It’s on, and on, and on. All of the hundreds and hundreds, thousands of things that we support. We like to see our associates out involved in the community; we like to support financially the community.

We’re very excited about in this combination at Bill’s suggestion, we are going to be creating a $10 million economic development fund for the greater Lancaster area. We don’t have all the details about exactly how that will work but it will be a funded pool of money that will be able to be used with local support of people, help them figure out how to use that money with (Bill)’s overall leadership in terms of how it’s directed.

But that will be a pool of money to help grow jobs in this marketplace and help soften somewhat to the degree that we do have any people leave the company in hopes that we’ll be bringing in new jobs in this market through some of that economic development money.

And then of course we do have to optimize the long-term returns to our shareholders, and I showed you that we’ve been able to do that.

But really from my point of view and our Executive Team’s point of view, the most important part of our culture is our values. Because we believe at the end of day and life what makes the most important difference in terms of how successful or not you are is how much you are endeared to, committed to, your values; personally, at home, at church, in your family, and at work.

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Now it’s inappropriate for us to try to control what you do outside of work; that’s up to you. But at BB&T, we want everybody to share these core values so that we know we’re working together in a common approach and a common focus.

We have ten core values; I won’t give you the long speech tonight for the time you’re here with BB&T you’ll hear me talk about this a lot. We do a quarterly video by the way where you’ll see me talking about a lot of things that’s going on in the company and I’ll always talk about what’s going on with our value system.

But we talk about in terms of character, judgment, success and happiness. Character is about a sense of honesty and a sense of integrity. We believe honesty is the bedrock value and the reasons because of this. Without honesty there could be no trust, without trust there could be no relationships, and without relationships there could be no mutual supportiveness to work together and accomplish things.

I mean think about it. If you don’t really trust somebody, how are you going to work together with them in terms of growing a family, growing a church, growing a bank or growing any other organization? And you’re not going to be able to really trust people if they’re not honest with you.

And we believe honest is an absolute. That is to say you should be 100% honest.

Now some people differ with that. Some people argue, “Well, honesty is kind of relative.” Well if you think that’s true, you try this. You go home tonight and you talk to your spouse or your significant other and say, you know, you heard someone talking about honesty being an absolute, and your loved one turns to you and says, “Well darling, are you absolutely honest with me?” And you look back and you say, “Well honey, you know I am. I’m honest with you; you know, 98, 99% of the time.”

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That leaves an important question doesn’t it? “What 1% of the time are you not honest with me?” And if there’s just 1% of tonight you’re not honest with me, then there’s a crack in trust, there’s a crack in the relationship and it does not work.

Judgment is about making good decisions independently based on the facts about reality, reason, independent thinking. We challenge our associates to make good decisions independently; have the courage to speak up. Don’t just do what you think management wants you to do. If you’re doing it wrong and you know a better way to do it, speak up, challenge.

We believe in challenge, we like challenge; we like to see the company improve especially from the people that are doing the work.

But we believe if you’re a person of a good character, you exercise good judgment, you’re more likely than not to be successful. Not guaranteed, but you probably will be successful. That’s about a sense of productivity doing the best you can do, working together in teams that support each other.

It’s about a sense of justice. We believe that those people that produce the most should be rewarded the most. We believe in capitalism, we believe in free enterprise system. Those people that produce the most should be rewarded appropriately.

But we don’t believe success is the real final conquest. We believe that ultimately in life what we’re all trying to accomplish is a sense of happiness for ourselves and for our loved ones. And happiness is a sense of self-sustain; it’s a sense of pride in how you’ve lived your life.

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It’s not about how successful you are at nominal or worldly terms. It’s not about how big a house you have and how many stocks you have in your account and how big a car you have. We don’t believe that creates happiness. It is judged by the world as being success; we just don’t believe that turns into happiness.

And what we want for all of our associates, all of our team members, is to find that level of happiness in life so that you can say, “You know, in life I didn’t get everything right, nobody does. But I did my best to try to make a positive difference in the lives of as many people as I could.”

We believe when you can say that that it gives you the right to feel proud, to have a sense of strong self esteem in how you have lived your life. So we’re going to be searching as hard as we can to make your experience at BB&T a happy one.

And a sense of having fun and laughter, but more importantly and deeply, a sense of really feeling good about yourself, your life, your sense of self-achievement, your sense of fulfillment, and recognizing that while you have been successful, and I’m quite sure you will, that you really are focusing on trying to be happy and fulfilled and feel good about yourself in the process.

When we do that we believe we will have been successful.

Let me just leave you with one thought. You know, over the years people have asked, you know, about how to be successful, how to be happy in a challenging environment.

And often times what I find is that people, you know, are quick to look at the circumstances to determine their level of success.

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So the economy is bad and I can’t really do very well. You know, my boss is not very good; it’s just making it really hard for me to do right. You know, the bank doesn’t advertise enough, if it advertised enough, you know, I’d get more loans. And it’s raining outside and the stop light is not working right, and on and on and on and on.

And people just often times are looking for something to blame their lack of success on. And certainly there are mitigating factors out there.

But what I’ve learned over the years is this. We get to manage what I call personal economics; the global and mega-economics. We get to manage personal economics. You are the 100% shareholder; you are the chairman, you are the CEO of this organization called you.

You get to decide how you live your life; you get to decide how successful and happy you’re going to be. It’s okay to blame it on other people but it’s not very productive; it doesn’t make you any happier.

If you recognized that life is about grabbing a hold of your responsibility and your opportunities and doing the best you can given the circumstances, you’ll be the most successful and therefore happier.

So I’ve learned over the years as I’ve studied high achievers that there are five traits, five characteristics of outstanding achievers. I promise you if you’ll make a mental note or jot this down, if you’ll try to live by these five traits it will have an amazing impact on your level of success and happiness in life in general and at work.

The first characteristic about outstanding achievers is that they believe absolutely and completely in what it is they’re trying to accomplish.

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You take Olympians, for example, who will practice eight to ten hours a day, seven days a week, 52 weeks a year for years and years and years. You won’t find those people running around saying, “Well maybe I can be number 13 in the world.” They believe to their toes that they can and will be the very best, you know, in what they are trying to pursue.

And that the belief gets translated into the second characteristic of outstanding achievers, and that is that they commit — they commit to time, energy and resources to make it happen. Because if you really believe in something, you’ll commit yourself to it.

Now a lot of times, you know, I’ve seen people who say, “Well I believe in this or I believe in that,” but you watch what they do and they never really commit themselves to it.

What does that tell us? That tells us they really do not believe in it. Because what we believe in, what we’re passionate about, we will commit the resources we have available to make it happen.

And then the third characteristic about standing achievers is that they train themselves so that they have the best skills. At the end of the day, if you’ll be a guy for a basketball player, a tennis player, a banker, whatever you’re going to try to do, it is your skills that what you’re trying to accomplish that makes the difference.

But you’re never going to have the best skills unless you trained relentlessly, and you’re never going to train relentlessly unless you believe passionately in what you are trying to accomplish.

And the fourth characteristic is this. People need to try to really enjoy the journey. And the reason for that is this.

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At the end of the day, life is very, very short. And most people don’t really get the essence of life, at least not until it’s too late in life.

Many people on their deathbed get it. They recognize that it’s not been a dress rehearsal; you can’t do it over. Life exists right here; right here, right now; this is it. Not a one of us has tomorrow prompt, not one of us can change yesterday.

And yet people go around all their lives living in the past and living in the future. The people that live in the past are the ones that say, “Well I’m still mad with Joe.” “Well why you mad with Joe?” “Well 20 years ago he did such and such and such,” and they’ll pound the desk and get red in the fact as mad as they can be. Not a thing in the world they can do it, just get mad and ruin their life.

And then you have people living in the future. These are the people who say, “Well I’ll be happy when the kids get out of school, when I get that dream vacation home, when I get a big promotion, or when I get that new car I want then I’ll be happy.”

Well you can’t change yesterday, not a one of us in this room has tomorrow promise. All there is, is today.

And a genius of life is to recognize that and go through every day doing the best you can given what resources you have, given the obstacles you face and go ahead and make the best contribution in life that you possibly can.

But the problem is, you know, when you think about that, a lot of times people say, “Know what a minute. You know, you want me to kind of enjoy life, you know, but you just don’t know all the problems I’ve got. If you knew all the problems I’ve got, you wouldn’t be talking to me like that.”

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Look, I do understand that. If we had the time right now to ask everybody in this room to stand up, and if every one of you would be brutally honest, you would be amazed at the problems that the person on your right and on your left have. Everybody’s got problems; somebody just got a bad (metal for a boy), somebody’s parents just came down ill, somebody’s parents just lost their job; somebody’s got challenge.

We all have challenges in life that is not the question. The question is what do you when you face the bumps in the road? What do you do when you face the obstacles in life? And the people that are high achievers have this fifth characteristic that makes the difference.

It is that they have an enthusiastic, positive attitude in life that helps them overcome the obstacles that they face. They face the same obstacles as other people do. It’s just that rather than getting focused on the problem, they focus on their goal, they focus on the location their trying to move towards.

They figure out a way to go over, under, around, through the obstacle and move forward on accomplishing their goal anyway. Having that enthusiastic positive attitude is really, really important.

And you know what? In spite of all the challenges we have in the world, I believe we really should be enthusiastic and positive people. You know what? We still live in the best country in the world. In spite of the challenges we have, we’re still a free land, we can still pursue our economic and personal opportunities.

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We have freedom of speech, we have freedom of religion. We still live in a great place. Yes it can be improved, but it’s still a great place.

You all live in some of the best parts of this great United States of America. You’re blessed to be working at I think a fantastic industry, out there every day trying to help people achieve their dreams and goals and hopes in life.

And yet sometimes the problems overwhelm all that and it kind of gets in our way. So I’ll leave you with this though.

The next time you are feeling a little down and you don’t see the bright side of life, you don’t see the glass as being half full, you do this little thing and I promise you it will work.

You sit down at your kitchen table, you take out a clean sheet of paper, you draw a line down the middle. On the left hand side of the paper you write down all the problems, all the issues, all the things that it would take to make you happy. You know, a big house, a big promotion, all that stuff, just write it all down.

Then on the right hand side of the sheet of the paper, you write down the God-given advantages you have in life like the ability to walk and talk and see. And you imagine if I came along and you knew for a fact that I can make you this deal and I could deliver on it.

I’ll give you all those things on the list, just name the amount of money, name the house, name the car; I’ll give you it all instantly if you’ll just give me one of your advantages. Give me your sight.

And if you like I would dare take that deal, you get up from the kitchen table, you go in the bathroom and shut the door so your spouse and family won’t think you’re crazy. Shut the door and turn on the light. You put your face right close up in the mirror, stare yourself in the eyes, take your fingers and you pull your lips into a really big smile.

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You clap your hands and you walk out of that bathroom and you say, “I have decided - I have decided to take control of my life. I have decided the glass is half full. I have decided I can overcome these obstacles. I’m not letting life wear me down; I’m not letting other people decide my future. I’m not letting circumstances decide my satisfaction.”

“I’m in charge here. I’m the Chairman of the Board. I’m the CEO. I own a 100% of my life. I’m going to go out every day and do the best I can to make a positive difference in the life of as many people as I possibly can.”

I believe Ladies and Gentlemen, if you will do that, as your life draws close to an end, you will be one of the fortunate ones that can look back and say, “You know what? I didn’t get it perfect, nobody does. But I did my best to make a positive difference in the life which I lived.”

My hope and prayer for all of you is that you can get up every day clear about your purpose in life, excited about life, have an enthusiastic positive attitude. Go out there and make life better because of you’re involved. And go to bed every night taking a deep breath and be happy with yourself, and get up tomorrow and do the best you can again.

Thank you so much and look forward to working with you. Thank you very much.

END

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Susquehanna’s and BB&T’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Susquehanna’s and BB&T’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Susquehanna shareholders on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Susquehanna business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of BB&T products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, BB&T will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Susquehanna and a Prospectus of BB&T, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF SUSQUEHANNA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BB&T and Susquehanna, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BB&T at www.bbt.com under the heading “About” and then under the heading “Investor Relations” and then under “BB&T Corporation SEC Filings” or from Susquehanna by accessing Susquehanna’s website at www.susquehanna.net under the heading “Investor Relations” and then under “SEC Filings”. Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to BB&T Corporation, 150 South Stratford Road, Suite 300, Winston-Salem, North Carolina 27104, Attention: Shareholder Services, Telephone: (336) 733-3065 or to Susquehanna Bancshares, Inc., 26 North Cedar Street, Lititz, Pennsylvania 17543, Attention: Jason H. Weber, Vice President and Director of Investor Relations, Telephone (717) 626-9801. In addition, Susquehanna uses its Investor Relations website and social media outlets as channels of distribution of material company information. Such information is accessible on Susquehanna’s Investor Relations website, as well as on Susquehanna’s Facebook page and through its Twitter account and LinkedIn account.

Susquehanna and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Susquehanna in connection with the proposed merger. Information about the directors and executive officers of Susquehanna and their ownership of Susquehanna common stock is set forth in the proxy statement for Susquehanna’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.